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                                                                  Exhibit (a) 8

                       INTEGRATED LIVING COMMUNITIES, INC.
               TO BE ACQUIRED BY WHITEHALL STREET REAL ESTATE FUND

Contact:                                      Contact:
Integrated Living Communities, Inc.           Senior Lifestyle Corporation
John B. Poole, Chief Financial Officer        William B. Kaplan, Chairman/CEO
(941) 947-7252                                (773) 878-6333
Rob Stobo, Treasurer
(941) 947-7266

Bonita Springs, FL - (May 30, 1997) - Integrated Living Communities ("ILC") today announced that it has entered into a definitive agreement with Whitehall Street Real Estate Limited Partnership VII ("Whitehall"), whereby an affiliate of Whitehall will acquire all outstanding shares of ILC common stock at $11.50 per share through a cash tender offer to commence within five business days to be followed by a merger. The tender offer and the merger will be subject to customary conditions, including the tender of a majority of ILC's fully diluted shares and the obtaining of any necessary regulatory and third party approvals.

Whitehall, an affiliate of Goldman, Sachs & Co., is a $1.35 billion discretionary real estate investment fund which invests in real estate opportunities worldwide. It is expected that following the acquisition, ILC's properties will be operated with Senior Lifestyle Corporation ("SLC"). SLC, based in Chicago, has been a developer, operator, and owner of seniors housing, retirement, and assisted living facilities for over 12 years. Currently, Whitehall and SLC together control properties containing approximately 3,600 units and have more than 1,600 units under development. ILC is a major provider of assisted living and related services and is traded on the NASDAQ exchange under the symbol "ILCC". Currently, ILC operates 24 buildings with over 2,500 beds and has 15 facilities under construction with over 1,200 beds.

Bill Kaplan, Chairman of SLC stated, "The agreement with ILC will position SLC as one of the largest operators of seniors housing and assisted living in the country. Combined, the two companies will operate over 6,100 beds and have more than 2,800 beds under construction."

Ed Komp, President and CEO of ILC added, "The combined expertise of ILC and SLC will ensure that ILC's standard of high quality care will continue in our facilities. Additionally, the Board of Directors of ILC believes this agreement offers ILC's shareholders an excellent return on their investment."
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Smith Barney Inc. represented ILC in this transaction.

Goldman, Sachs & Co. represented Whitehall in this transaction, and will act as dealer-manager in the tender offer.

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